Nordicus Partners Corporation

3651 Lindell Road

Suite D565

Las Vegas, NV 89103

December 11, 2023

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Jennie Beysolow, Esq.

Re:	Nordicus Partners Corporation
Registration Statement on Form S-1, File No. 333-274588

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 14, 2023

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Nordicus Partners Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-274588), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern time on December 14, 2023, or as soon thereafter as possible.

Please contact Ernest M. Stern of Culhane Meadows PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

NORDICUS PARTNERS CORPORATION

/s/ Henrik Rouf
Henrik Rouf
President and Chief Executive Officer